FORM 12B-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                                            Commission  File No.
                                                            0-13530

                                                            CUSIP Number
                                                            024596108

                           NOTIFICATION OF LATE FILING

                                   (Check One)
[X]  Form  10-K    [  ]  Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

     For  Period  Ended:    DECEMBER    31,  1997


     Read  Attached  Instruction  Sheet  Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If  the  notification relates to a portion of the filing checked above, identify
the  Item(s)  to  which  the  notification  relates:    N/A

PART  1  -  REGISTRANT  INFORMATION

Full  Name  of  Registrant:    AMERICAN  BINGO  &  GAMING  CORP.

Former  Name  if  Applicable:

Address  of  Principal  Executive  Office:  515  CONGRESS  AVENUE,  SUITE  1200

City,  State  and  Zip  Code:    AUSTIN,  TEXAS    78701

PART  II  -  RULES  12B-25  (B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[    ]       (a)  The reasons described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X]         (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]         (c)  The accountant's statement or other exhibit required by Rule
12b-25  (c)  has  been  attached  if  applicable.


PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

THE COMPANY TRANSITIONED TO A NEW AUDITOR FOR 1997 AND CONSUMATED THREE LARGE ACQUISITIONS AND TWO FINANCINGS LAST YEAR. AS A RESULT, THE COMPANY'S YEAREND AUDIT IS MORE COMPLEX THAN PREVIOUS YEARS AND HAS TAKEN LONGER TO COMPLETE THAN ANTICIPATED. THE COMPANY DOES NOT EXPECT ANY PROBLEMS COMPLETING THE 10-K REPORT WITHIN THE EXTENSION PERIOD.


PART  IV  -  OTHER  INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:
JOHN  ORTON,  (512)  472-2041

(2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     [X]  Yes          [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [  ]  Yes          [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.



                          AMERICAN BINGO & GAMING CORP.
                          -----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  MARCH  31  ,  1998          By: /s/  John  Orton
                                       ----------------
                                       JOHN ORTON, CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




[  ]          Transition  Report  on  Form  10-K
[  ]          Transition  Report  on  Form  20-F
[  ]          Transition  Report  on  Form  10-K
[  ]          Transition  Report  on  Form  10-K
[  ]          Transition  Report  on  Form  10-K
For  the  Transition  Period  Ended: